

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Blane Walter
Chief Executive Officer
inVentiv Health, Inc.
500 Atrium Drive
Somerset, BJ 08873

> **Re: inVentiv Health, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-30318**

Dear Mr. Walter:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Kenneth G. Alberstadt
Akerman Senterfitt
Via *facsimile*: (212) 880-8965